UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2004

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1. Press Release of the Registrant dated July 14, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                             GRUPO IUSACELL, S.A. DE C.V.

Date: July 16, 2004          /s/ Jose Luis Riera
                             ---------------------------
                             Name: Jose Luis Riera
                             Title: Attorney in fact

                             /s/ Fernando Cabrera
                             ---------------------------
                             Name: Fernando Cabrera
                             Title: Attorney in fact

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[LOGO] IUSACELL                                                INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                          Chief Financial Offier
                                                                  5255-5109-5927

                                                                J. Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

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         IUSACELL, FIRST COMPANY TO LAUNCH FULL COVERAGE THIRD GENERATIN
                   SERVICES AND APPLICATIONS, "3-G IUSACELL"

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Mexico, City, July 14, 2004.- Grupo IUSACELL, S.A de C.V. [BMV: CEL, NYSE: CEL]
informs that as of this month, Iusacell will integrate QUALCOMM'S BREW solution to its system, thus allowing subscribers to surf and download a variety of applications, such as e-mail, ring tones, screen savers, games, and photo transmission, through its mobile telephones. These devices will also soon feature video transmission.

Iusacell is the first cell phone company in our country to have a full coverage third generation technology, 3GCDMA, thus providing users with the "3-G Iusacell" service, which offers a wide range of multimedia applications, so that customers have the possibility to use cell phones as a communication tool that complements their lifestyles.

               Third Generation is the state-of-the-art technology
                within the cell phone industry that features the
           highest quality and speed in voice and data transmission.

"In Iusacell, we want to give customers the best service and attention; we want them to see Iusacell as a cell phone company that can offer the best and most advanced technology with great coverage, and as a company that cares about customers' needs. Our slogan "En Iusacell pensamos en ti" (We Think of You in Iusacell) is aimed at having a closer approach with current and potential users," said Gustavo Guzman, General Director, Grupo Iusacell.

"The growth potential of the Mexican wireless data market is enormous, and us people working at QUALCOMM are looking forward to joining Iusacell in this effort," said Flavio Mansi, Business Development Vice President, QUALCOMM Inc. Mexico and Central America. "The election of the BREW solution by Iusacell places the company as the Mexican wireless market leader and consolidates the solution as the best option for carriers, due to its flexibility, easy implementation, and wide support from an international developer community."

Besides being wireless, completely portable, and needless to connect to Internet, "3-G Iusacell" is easy to use, fast, and immediate. Users will be able to surf from their cell phones and to have a wide range of productive services at hand.

"3-G Iusacell" provides customers with the following products:

o E-mail: Convert Iusacell cell phones in mobile offices by synchronizing them with personal e-mail accounts.

o     Ring Tones: Personalize Iusacell cell phones with several ring tones.

o Games: Turn cell phones into entertainment centers by downloading games from the catalog.

o     Images: Personalize Iusacell cell phones with the best images.

o Photo album: Create photo albums by uploading photos and images to Internet, and then download them to cell phones and send them to friends and family via e-mail.

o News Center: Get the world's most important news directly on your Iusacell cell phone.

o Photos: Iusacell cell phones offer the features of a camera and allow both shooting and sending photos.

o Videos: Iusacell users will soon be able to download, see, and send their favorite videos through their cell phones.

"Today, we think in our customers and work for them. We are looking for their complete satisfaction and this is why we created our new plans, named "Planes a Tu Medida" (Plans That Fit You), that meet the needs of each of our customers, regardless of their profile or lifestyle," said the director.

This is how Iusacell is the first company in Mexico to offer multimedia services and applications based on 3GCDMA, providing its customers with the best technology for their benefit.

                             **********************

About Iusacell
--------------
Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Independently of the negotiations towards the restructure of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, as the new 3G network, in more populations, thanks to its aggressive expansion plan.

About QUALCOMM
--------------
QUALCOMM Incorporated (www.qualcomm.com) is a leader in developing and delivering innovative digital wireless communications products and services based on the Company's CDMA digital technology. Headquartered in San Diego, Calif., QUALCOMM is included in the S&P 500 Index and is a 2003 FORTUNE 500(R) company traded on The Nasdaq Stock Market(R) under the ticker symbol QCOM.

                                       ***

Grupo Iusacell, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.